Exhibit 12.2

Consumers Energy Company

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Three Months
	Ended	Year Ended December 31
	March 31, 2018	2017	2016	2015	2014	2013
Earnings as defined[1]
Pretax income from continuing operations	$286	$971	$936	$896	$873	$880
Fixed charges as defined	80	305	302	275	274	269
Earnings as defined	$366	$1,276	$1,238	$1,171	$1,147	$1,149
Fixed charges as defined[1]
Interest on long-term debt	$67	$263	$261	$252	$243	$237
Estimated interest portion of lease rental	8	27	29	21	21	21
Other interest charges	5	15	12	2	10	11
Fixed charges as defined	80	305	302	275	274	269
Preferred dividends	-	3	3	3	3	3
Combined fixed charges and preferred dividends	$80	$308	$305	$278	$277	$272
Ratio of earnings to fixed charges	4.58	4.18	4.10	4.26	4.19	4.27
Ratio of earnings to combined fixed charges and preferred dividends	4.58	4.14	4.06	4.21	4.14	4.22

1              Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.